FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of January 2015

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Nine months ended December 31, 2014

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-191250) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on September 19, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 29, 2015	By:	/s/ Hajime Ikeda
Hajime Ikeda
Managing Director

Financial Summary For the Nine Months Ended December 31, 2014 (U.S. GAAP)

Date:	January 29, 2015
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya
(Overseas) New York, Singapore
Representative:	Koji Nagai
Group CEO, Nomura Holdings, Inc.
For inquiries:	Masahide Hoshino
Managing Director, Investor Relations Department, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL: http://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)

	For the nine months ended December 31
	2013		2014
	(Millions of yen, except per share data)
		% Change from December 31, 2012		% Change from December 31, 2013
Total revenue	1,381,070	1.6%	1,420,583	2.9%
Net revenue	1,167,132	0.6%	1,169,667	0.2%
Income before income taxes	273,046	301.3%	241,803	(11.4%)
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	152,335	514.0%	142,771	(6.3%)
Comprehensive income	244,770	495.2%	284,876	16.4%
Basic-Net income attributable to NHI shareholders per share (Yen)	41.09		39.06
Diluted-Net income attributable to NHI shareholders per share (Yen)	39.83		38.03
Return on shareholders’ equity - annualized	8.5%		7.3%

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	At March 31	At December 31
	2014	2014
	(Millions of yen, except per share data)
Total assets	43,520,314	44,103,284
Total equity	2,553,213	2,771,980
Total NHI shareholders’ equity	2,513,680	2,714,447
Total NHI shareholders’ equity as a percentage of total assets	5.8%	6.2%
Total NHI shareholders’ equity per share (Yen)	676.15	744.91

2. Cash Dividends

	For the year ended March 31
	2014	2015	2015 (Plan)
	(Yen amounts)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	8.00	6.00	—
At December 31	—	—	—
At March 31	9.00	—	Unconfirmed
For the year	17.00	—	Unconfirmed

Note: Fiscal year 2015 Q4 dividend amount are not presented per reasons stated in “3. Earnings forecasts for the year ending March 31, 2015”.

3. Earnings Forecasts for the year ending March 31, 2015

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

Notes

(1) Changes in significant subsidiaries during the period: None

      (Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting policies

a)	Changes in accounting policies due to amendments to the accounting standards: None
b)	Changes in accounting policies due to other than a): None

(4) Number of shares issued (common stock)

	At March 31	At December 31
	2014	2014
Number of shares outstanding (including treasury stock)	3,822,562,601	3,822,562,601
Number of treasury stock	104,932,139	178,580,805

	For the nine months ended December 31
	2013	2014
Average number of shares outstanding (year-to-date)	3,707,756,280	3,655,507,837

*Quarterly review

The review process of the quarterly consolidated financial statements for this period has not been completed by the external auditors at the point of disclosing this financial summary. As a result of such review, certain of the information set forth herein could be subject to revision, possibly material, in the quarterly securities report for the period ended December 31, 2014, an English translation of which the registrant plans to furnish on Form 6-K in due course.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P.2

(1) Consolidated Operating Results	P.2
(2) Consolidated Financial Position	P.5
(3) Consolidated Earnings Forecasts	P.5

2. Quarterly Consolidated Financial Statements	P.5

(1) Consolidated Balance Sheets	P.6
(2) Consolidated Statements of Income	P.8
(3) Consolidated Statements of Comprehensive Income	P.9
(4) Note with respect to the Assumption as a Going Concern	P.9
(5) Segment Information – Operating Segment	P.10
(6) Significant Changes in Equity	P.11

3. Supplementary Information	P.12

(1) Consolidated Statements of Income – Quarterly Comparatives	P.12
(2) Business Segment Information – Quarterly Comparatives	P.13
(3) Unconsolidated Quarterly Financial Statements [Japanese GAAP]	P.14
(4) Other	P.14

1.	Qualitative Information of the Quarterly Consolidated Results

(1)	Consolidated Operating Results

U.S. GAAP

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2013 (A)	December 31, 2014 (B)
Net revenue	1,167.1	1,169.7	0.2
Non-interest expenses	894.1	927.9	3.8

Income (loss) before income taxes	273.0	241.8	(11.4)
Income tax expense	119.3	98.1	(17.7)

Net income (loss)	153.8	143.7	(6.6)

Less: Net income (loss) attributable to noncontrolling interests	1.4	0.9	(37.5)

Net income (loss) attributable to NHI shareholders	152.3	142.8	(6.3)

Return on shareholders’ equity - annualized	8.5%	7.3%	—

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported Net revenue of 1,169.7 billion yen for the nine months ended December 31, 2014, an increase of 0.2% from the same period in the prior year. Non-interest expenses increased by 3.8% from the same period in the prior year to 927.9 billion yen. Income before income taxes was 241.8 billion yen and Net income attributable to NHI shareholders was 142.8 billion yen for the nine months ended December 31, 2014.

Segment Information

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2013 (A)	December 31, 2014 (B)
Net revenue	1,148.7	1,152.5	0.3
Non-interest expenses	894.1	927.9	3.8

Income (loss) before income taxes	254.6	224.7	(11.8)

In the above segment information totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, Net revenue for the nine months ended December 31, 2014 was 1,152.5 billion yen, an increase of 0.3% from the same period in the prior year. Non-interest expenses increased by 3.8% from the same period in the prior year to 927.9 billion yen. Income before income taxes was 224.7 billion yen for the nine months ended December 31, 2014. Please refer to page 10 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

Operating Results of Retail

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2013 (A)	December 31, 2014 (B)
Net revenue	414.0	353.6	(14.6)
Non-interest expenses	245.3	232.7	(5.2)

Income (loss) before income taxes	168.7	120.9	(28.3)

Net revenue decreased by 14.6% from the same period in the prior year to 353.6 billion yen, primarily due to decreasing commissions from distribution of investment trusts and brokerage. Non-interest expense decreased by 5.2% to 232.7 billion yen. As a result, income before income taxes decreased by 28.3% to 120.9 billion yen.

Operating Results of Asset Management

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2013 (A)	December 31, 2014 (B)
Net revenue	60.0	68.5	14.1
Non-interest expenses	38.2	43.0	12.6

Income (loss) before income taxes	21.8	25.4	16.7

Net revenue increased by 14.1% from the same period in the prior year to 68.5 billion yen. Non-interest expense increased by 12.6% to 43.0 billion yen. As a result, income before income taxes increased by 16.7% to 25.4 billion yen. Assets under management were 37.7 trillion yen as of December 31, 2014.

Operating Results of Wholesale

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2013 (A)	December 31, 2014 (B)
Net revenue	566.6	558.4	(1.5)
Non-interest expenses	488.3	530.0	8.5

Income (loss) before income taxes	78.3	28.4	(63.7)

Net revenue decreased by 1.5% from the same period in the prior year to 558.4 billion yen. Non-interest expense increased by 8.5% to 530.0 billion yen. As a result, income before income taxes decreased by 63.7% from the same period in the prior year to 28.4 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2013 (A)	December 31, 2014 (B)
Net revenue	108.0	172.1	59.3
Non-interest expenses	122.2	122.2	(0.1)

Income (loss) before income taxes	(14.2)	49.9	—

Net revenue was 172.1 billion yen. Income before income taxes was 49.9 billion yen.

(2)	Consolidated Financial Position

Total assets as of December 31, 2014 were 44.1 trillion yen, an increase of 583.0 billion yen compared to March 31, 2014, mainly due to the increase in Trading assets. Total liabilities as of December 31, 2014 were 41.3 trillion yen, an increase of 364.2 billion yen compared to March 31, 2014, mainly due to the increase in Long-term borrowings. Total equity as of December 31, 2014 was 2.8 trillion yen, an increase of 218.8 billion yen compared to March 31, 2014.

(3)	Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

2.	Quarterly Consolidated Financial Statements

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 26, 2014) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 26, 2014) for the year ended March 31, 2014.

The review process of the quarterly consolidated financial statements for this period has not been completed by the external auditors.

(1)	Consolidated Balance Sheets (UNAUDITED)

	Millions of yen
	March 31, 2014	December 31, 2014	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	1,489,792	1,221,794	(267,998)
Time deposits	363,682	346,977	(16,705)
Deposits with stock exchanges and other segregated cash	335,836	379,632	43,796

Total cash and cash deposits	2,189,310	1,948,403	(240,907)

Loans and receivables:
Loans receivable	1,327,875	1,668,019	340,144
Receivables from customers	64,070	71,888	7,818
Receivables from other than customers	1,181,742	1,044,099	(137,643)
Allowance for doubtful accounts	(3,009)	(3,078)	(69)

Total loans and receivables	2,570,678	2,780,928	210,250

Collateralized agreements:
Securities purchased under agreements to resell	9,617,675	8,658,376	(959,299)
Securities borrowed	7,729,326	6,904,193	(825,133)

Total collateralized agreements	17,347,001	15,562,569	(1,784,432)

Trading assets and private equity investments:
Trading assets*	18,672,318	21,129,727	2,457,409
Private equity investments	41,996	45,819	3,823

Total trading assets and private equity investments	18,714,314	21,175,546	2,461,232

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥350,820 million as of March 31, 2014 and ¥393,541 million as of December 31, 2014)	408,917	426,740	17,823
Non-trading debt securities*	1,023,746	944,155	(79,591)
Investments in equity securities*	136,740	152,681	15,941
Investments in and advances to affiliated companies*	345,434	367,015	21,581
Other	784,174	745,247	(38,927)

Total other assets	2,699,011	2,635,838	(63,173)

Total assets	43,520,314	44,103,284	582,970

*	Including securities pledged as collateral

Millions of yen
March 31, 2014	December 31, 2014	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	602,131	577,541	(24,590)
Payables and deposits:
Payables to customers	492,516	711,482	218,966
Payables to other than customers	1,230,176	1,513,356	283,180
Deposits received at banks	1,114,181	1,177,108	62,927

Total payables and deposits	2,836,873	3,401,946	565,073

Collateralized financing:
Securities sold under agreements to repurchase	13,937,690	13,481,017	(456,673)
Securities loaned	2,359,809	2,658,835	299,026
Other secured borrowings	814,500	614,383	(200,117)

Total collateralized financing	17,111,999	16,754,235	(357,764)

Trading liabilities	11,047,285	10,892,078	(155,207)
Other liabilities	1,141,750	1,141,479	(271)
Long-term borrowings	8,227,063	8,564,025	336,962

Total liabilities	40,967,101	41,331,304	364,203

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,822,562,601 shares as of March 31, 2014 and 3,822,562,601 shares as of December 31, 2014
Outstanding	-	3,717,630,462 shares as of March 31, 2014 and 3,643,981,796 shares as of December 31, 2014	594,493	594,493	—
Additional paid-in capital	683,638	681,926	(1,712)
Retained earnings	1,287,003	1,403,294	116,291
Accumulated other comprehensive income	20,636	154,699	134,063

Total NHI shareholders’ equity before treasury stock	2,585,770	2,834,412	248,642
Common stock held in treasury, at cost -
104,932,139 shares as of March 31, 2014 and
178,580,805 shares as of December 31, 2014	(72,090)	(119,965)	(47,875)

Total NHI shareholders’ equity	2,513,680	2,714,447	200,767

Noncontrolling interests	39,533	57,533	18,000

Total equity	2,553,213	2,771,980	218,767

Total liabilities and equity	43,520,314	44,103,284	582,970

(2)	Consolidated Statements of Income (UNAUDITED)

	Millions of yen		% Change
	For the nine months ended
	December 31, 2013 (A)	December 31, 2014 (B)	(B-A)/(A)
Revenue:
Commissions	384,681	334,317	(13.1)
Fees from investment banking	64,147	69,262	8.0
Asset management and portfolio service fees	125,157	144,441	15.4
Net gain on trading	347,133	397,041	14.4
Gain on private equity investments	11,738	30	(99.7)
Interest and dividends	316,018	329,264	4.2
Gain on investments in equity securities	20,394	21,031	3.1
Other	111,802	125,197	12.0

Total revenue	1,381,070	1,420,583	2.9
Interest expense	213,938	250,916	17.3

Net revenue	1,167,132	1,169,667	0.2

Non-interest expenses:
Compensation and benefits	437,418	452,394	3.4
Commissions and floor brokerage	83,154	95,277	14.6
Information processing and communications	142,228	139,569	(1.9)
Occupancy and related depreciation	59,613	55,997	(6.1)
Business development expenses	28,361	26,025	(8.2)
Other	143,312	158,602	10.7

Total non-interest expenses	894,086	927,864	3.8

Income before income taxes	273,046	241,803	(11.4)
Income tax expense	119,274	98,134	(17.7)

Net income	153,772	143,669	(6.6)

Less: Net income attributable to noncontrolling interests	1,437	898	(37.5)

Net income attributable to NHI shareholders	152,335	142,771	(6.3)

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	41.09	39.06	(4.9)

Diluted-
Net income attributable to NHI shareholders per share	39.83	38.03	(4.5)

(3)	Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen		% Change
	For the nine months ended
	December 31, 2013 (A)	December 31, 2014 (B)	(B-A)/(A)
Net income	153,772	143,669	(6.6)
Other comprehensive income:
Change in cumulative translation adjustments, net of tax	84,608	124,596	47.3
Defined benefit pension plans:
Pension liability adjustment	2,883	1,187	(58.8)
Deferred income taxes	(974)	(430)	—

Total	1,909	757	(60.3)

Non-trading securities:
Net unrealized gain on non-trading securities	6,844	22,382	227.0
Deferred income taxes	(2,363)	(6,528)	—

Total	4,481	15,854	253.8

Total other comprehensive income	90,998	141,207	55.2

Comprehensive income	244,770	284,876	16.4
Less: Comprehensive income attributable to noncontrolling interests	3,679	8,042	118.6

Comprehensive income attributable to NHI shareholders	241,091	276,834	14.8

(4)	Note with respect to the Assumption as a Going Concern (UNAUDITED)

Not applicable.

(5)	Segment Information – Operating Segment (UNAUDITED)

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the nine months ended
	December 31, 2013 (A)	December 31, 2014 (B)	(B-A)/(A)
Net revenue

Business segment information:
Retail	414,047	353,591	(14.6)
Asset Management	60,015	68,468	14.1
Wholesale	566,623	558,399	(1.5)

Subtotal	1,040,685	980,458	(5.8)
Other	108,047	172,081	59.3

Net revenue	1,148,732	1,152,539	0.3

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	18,400	17,128	(6.9)

Net revenue	1,167,132	1,169,667	0.2

Non-interest expenses

Business segment information:
Retail	245,313	232,651	(5.2)
Asset Management	38,226	43,037	12.6
Wholesale	488,301	530,000	8.5

Subtotal	771,840	805,688	4.4
Other	122,246	122,176	(0.1)

Non-interest expenses	894,086	927,864	3.8

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	894,086	927,864	3.8

Income (loss) before income taxes

Business segment information:
Retail	168,734	120,940	(28.3)
Asset Management	21,789	25,431	16.7
Wholesale	78,322	28,399	(63.7)

Subtotal	268,845	174,770	(35.0)
Other*	(14,199)	49,905	—

Income (loss) before income taxes	254,646	224,675	(11.8)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	18,400	17,128	(6.9)

Income (loss) before income taxes	273,046	241,803	(11.4)

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the nine months ended
	December 31, 2013 (A)	December 31, 2014 (B)	(B-A)/(A)
Net gain (loss) related to economic hedging transactions	10,856	15,463	42.4
Realized gain (loss) on investments in equity securities held for operating purposes	1,994	3,903	95.7
Equity in earnings of affiliates	22,398	29,675	32.5
Corporate items	(34,999)	(14,642)	—
Other	(14,448)	15,506	—

Total	(14,199)	49,905	—

(6)	Significant Changes in Equity (UNAUDITED)

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the nine months ended
December 31, 2014
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	683,638
Gain (loss) on sales of treasury stock	(2,417)
Issuance and exercise of common stock options	705

Balance at end of period	681,926

Retained earnings
Balance at beginning of year	1,287,003
Net income attributable to NHI shareholders	142,771
Cash dividends	(21,841)
Gain (loss) on sales of treasury stock	(4,639)

Balance at end of period	1,403,294

Accumulated other comprehensive income
Cumulative translation adjustments
Balance at beginning of year	27,704
Net change during the period	119,129

Balance at end of period	146,833

Defined benefit pension plans
Balance at beginning of year	(18,809)
Pension liability adjustment	757

Balance at end of period	(18,052)

Non-trading securities
Balance at beginning of year	11,741
Net unrealized gain on non-trading securities	14,177

Balance at end of period	25,918

Balance at end of period	154,699

Common stock held in treasury
Balance at beginning of year	(72,090)
Repurchases of common stock	(69,705)
Sale of common stock	4
Common stock issued to employees	21,826

Balance at end of period	(119,965)

Total NHI shareholders’ equity
Balance at end of period	2,714,447

Noncontrolling interests
Balance at beginning of year	39,533
Net change during the period	18,000

Balance at end of period	57,533

Total equity
Balance at end of period	2,771,980

3.	Supplementary Information

(1)	Consolidated Statements of Income – Quarterly Comparatives (UNAUDITED)

	Millions of yen							% Change	Millions of yen
	For the three months ended							(B-A)/(A)	For the year ended March 31, 2014
	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014 (A)	December 31, 2014 (B)
Revenue:
Commissions	157,634	105,613	121,434	89,876	96,281	112,132	125,904	12.3	474,557
Fees from investment banking	25,394	22,984	15,769	27,154	19,822	20,620	28,820	39.8	91,301
Asset management and portfolio service fees	42,381	40,702	42,074	42,090	45,444	48,395	50,602	4.6	167,247
Net gain on trading	128,409	110,180	108,544	129,223	158,562	129,011	109,468	(15.1)	476,356
Gain (loss) on private equity investments	50	703	10,985	(346)	(287)	489	(172)	—	11,392
Interest and dividends	115,325	98,091	102,602	100,332	104,917	108,775	115,572	6.2	416,350
Gain (loss) on investments in equity securities	7,852	5,037	7,505	(5,238)	6,350	2,884	11,797	309.0	15,156
Other	28,225	45,069	38,508	67,683	31,065	28,514	65,618	130.1	179,485

Total revenue	505,270	428,379	447,421	450,774	462,154	450,820	507,609	12.6	1,831,844
Interest expense	73,949	71,989	68,000	60,836	91,316	76,987	82,613	7.3	274,774

Net revenue	431,321	356,390	379,421	389,938	370,838	373,833	424,996	13.7	1,557,070

Non-interest expenses:
Compensation and benefits	163,205	135,391	138,822	132,640	168,767	140,823	142,804	1.4	570,058
Commissions and floor brokerage	29,046	26,134	27,974	28,695	27,590	33,599	34,088	1.5	111,849
Information processing and communications	48,233	46,240	47,755	49,940	44,896	45,961	48,712	6.0	192,168
Occupancy and related depreciation	19,784	20,830	18,999	20,529	18,553	18,224	19,220	5.5	80,142
Business development expenses	7,859	9,473	11,029	10,124	7,927	9,071	9,027	(0.5)	38,485
Other	49,975	45,389	47,948	59,442	51,431	52,150	55,021	5.5	202,754

Total non-interest expenses	318,102	283,457	292,527	301,370	319,164	299,828	308,872	3.0	1,195,456

Income before income taxes	113,219	72,933	86,894	88,568	51,674	74,005	116,124	56.9	361,614
Income tax expense	46,956	34,549	37,769	25,891	30,397	20,894	46,843	124.2	145,165

Net income	66,263	38,384	49,125	62,677	21,277	53,111	69,281	30.4	216,449

Less: Net income (loss) attributable to noncontrolling interests	369	272	796	1,421	1,417	239	(758)	—	2,858

Net income attributable to NHI shareholders	65,894	38,112	48,329	61,256	19,860	52,872	70,039	32.5	213,591

	Yen							% Change	Yen
Per share of common stock:
Basic-
Net income attributable to NHI shareholders per share	17.78	10.29	13.02	16.48	5.40	14.53	19.22	32.3	57.57

Diluted-
Net income attributable to NHI shareholders per share	17.24	9.99	12.65	16.02	5.26	14.15	18.72	32.3	55.81

(2)	Business Segment Information – Quarterly Comparatives (UNAUDITED)

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen							% Change	Millions of yen
	For the three months ended							(B-A)/(A)	For the year ended March 31, 2014
	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014 (A)	December 31, 2014 (B)
Net revenue

Business segment information:
Retail	166,342	119,730	127,975	97,869	106,865	117,938	128,788	9.2	511,916
Asset Management	20,174	18,626	21,215	20,465	23,338	21,691	23,439	8.1	80,480
Wholesale	194,609	183,348	188,666	198,474	188,886	190,570	178,943	(6.1)	765,097

Subtotal	381,125	321,704	337,856	316,808	319,089	330,199	331,170	0.3	1,357,493
Other	43,032	29,649	35,366	80,802	48,252	41,042	82,787	101.7	188,849

Net revenue	424,157	351,353	373,222	397,610	367,341	371,241	413,957	11.5	1,546,342

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	7,164	5,037	6,199	(7,672)	3,497	2,592	11,039	325.9	10,728

Net revenue	431,321	356,390	379,421	389,938	370,838	373,833	424,996	13.7	1,557,070

Non-interest expenses

Business segment information:
Retail	85,237	79,774	80,302	74,602	75,257	79,075	78,319	(1.0)	319,915
Asset Management	13,483	12,454	12,289	15,147	15,064	13,882	14,091	1.5	53,373
Wholesale	169,372	158,063	160,866	164,998	183,145	168,363	178,492	6.0	653,299

Subtotal	268,092	250,291	253,457	254,747	273,466	261,320	270,902	3.7	1,026,587
Other	50,010	33,166	39,070	46,623	45,698	38,508	37,970	(1.4)	168,869

Non-interest expenses	318,102	283,457	292,527	301,370	319,164	299,828	308,872	3.0	1,195,456

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—	—

Non-interest expenses	318,102	283,457	292,527	301,370	319,164	299,828	308,872	3.0	1,195,456

Income (loss) before income taxes

Business segment information:
Retail	81,105	39,956	47,673	23,267	31,608	38,863	50,469	29.9	192,001
Asset Management	6,691	6,172	8,926	5,318	8,274	7,809	9,348	19.7	27,107
Wholesale	25,237	25,285	27,800	33,476	5,741	22,207	451	(98.0)	111,798

Subtotal	113,033	71,413	84,399	62,061	45,623	68,879	60,268	(12.5)	330,906
Other*	(6,978)	(3,517)	(3,704)	34,179	2,554	2,534	44,817	—	19,980

Income (loss) before income taxes	106,055	67,896	80,695	96,240	48,177	71,413	105,085	47.2	350,886

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	7,164	5,037	6,199	(7,672)	3,497	2,592	11,039	325.9	10,728

Income (loss) before income taxes	113,219	72,933	86,894	88,568	51,674	74,005	116,124	56.9	361,614

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen							% Change	Millions of yen
	For the three months ended							(B-A)/(A)	For the year ended March 31, 2014
	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014 (A)	December 31, 2014 (B)
Net gain (loss) related to economic hedging transactions	7,373	(1,667)	5,150	6,547	6,919	2,169	6,375	193.9	17,403
Realized gain (loss) on investments in equity securities held for operating purposes	688	0	1,306	2,434	2,853	292	758	159.6	4,428
Equity in earnings of affiliates	5,343	8,884	8,171	6,173	3,499	7,963	18,213	128.7	28,571
Corporate items	(12,344)	(8,701)	(13,954)	(3,773)	(3,093)	(8,389)	(3,160)	—	(38,772)
Other	(8,038)	(2,033)	(4,377)	22,798	(7,624)	499	22,631	—	8,350

Total	(6,978)	(3,517)	(3,704)	34,179	2,554	2,534	44,817	—	19,980

(3)	Unconsolidated Quarterly Financial Statements [Japanese GAAP]

Unconsolidated quarterly financial statements have been voluntarily disclosed and prepared based on regulatory rules.

Nomura Holdings, Inc. Unconsolidated Balance Sheets

(UNAUDITED)

	Millions of yen
	March 31, 2014	December 31, 2014
Assets
Current Assets	3,296,666	3,633,523
Fixed Assets	2,893,448	2,968,490

Total Assets	6,190,114	6,602,013

Liabilities
Current Liabilities	1,133,679	1,183,865
Long-term Liabilities	3,138,160	3,315,503

Total Liabilities	4,271,838	4,499,368

Net Assets
Shareholders’ equity	1,819,381	1,989,419
Valuation and translation adjustments	54,949	70,032
Stock acquisition rights	43,946	43,194

Total Net Assets	1,918,276	2,102,645

Total Liabilities and Net Assets	6,190,114	6,602,013

Nomura Holdings, Inc. Unconsolidated Statements of Income (UNAUDITED)
	Millions of yen
	For the nine months ended
	December 31, 2013	December 31, 2014
Operating revenue	343,277	398,701
Operating expenses	158,664	168,771

Operating income	184,613	229,931

Non-operating income	3,329	3,068
Non-operating expenses	2,686	2,574

Ordinary income	185,256	230,424

Special profits	3,485	66,970
Special losses	2,305	1,264

Income before income taxes	186,436	296,130

Income taxes - current	(54,417)	(27,756)
Income taxes - deferred	57,448	43,598

Net income	183,406	280,289

(4)	Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found on the following URL.

http://www.nomuraholdings.com/company/group/nsc/pdf/2015_3q.pdf